FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 8/2/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F _X_    Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes ___          No _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

          Ternium Announces Second Quarter and First Half 2007 Results

     LUXEMBOURG--(BUSINESS WIRE)--Aug. 2, 2007--Ternium S.A. (NYSE:TX) today announced its results for the second quarter and six months ended June 30, 2007.

     The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.


Summary of Second Quarter 2007 Results
                                      2Q 2007    2Q 2006     1Q 2007

Shipments (million tons)                   2.6     2.4  6%     2.5  3%
Net Sales (US$ million)                1,961.1 1,707.7 15% 1,798.3  9%
Operating Income (US$ million)           450.6   476.7 -5%   415.4  8%
EBITDA(a) (US$ million)                  580.8   582.2  0%   530.7  9%
EBITDA Margin (% of net sales)             30%     34%         30%
Net Income (US$ million)                 315.0   289.2  9%   251.6 25%
Equity Holders' Net Income (US$
 million)                                236.9   232.6  2%   222.1  7%
Earnings per ADS (US$)                    1.18    1.16  2%    1.11  7%
(a) Second quarter 2007 EBITDA equals operating income of US$450.6 million plus depreciation and amortization of US$130.2 million.


     Net sales increased 15% during the second quarter 2007 compared to net sales in the second quarter 2006 as a result of a 9% increase in revenue per ton and 6% increase in shipments. Prices were higher across most of Ternium's markets and steel demand increased in the South & Central America Region while it decreased in the North America Region.

     During the second quarter 2007, operating income was 5% lower than it was in the second quarter 2006. Higher shipments and steel prices were offset by higher raw material, freight and labor costs, as well as higher amortizations mainly as a result of new acquisitions and assessments of useful life. Net income during the second quarter 2007 was 9% higher than that of the second quarter 2006. The decrease in operating income was offset by lower financial and income tax expenses. Equity holders' net income during the second quarter 2007 was 2% higher than that of the second quarter 2006.

     Grupo Imsa

     On July 26, 2007, Ternium obtained full ownership of Grupo Imsa S.A.B. de C.V., a leading flat steel manufacturer with operations in Mexico, the United States and Guatemala. The value of the transaction was US$3.1 billion, including Grupo Imsa's net debt. Ternium will consolidate Grupo Imsa's balance sheet and results of operations in its consolidated financial statements from July 26, 2007 onward.

     Outlook

     Sales volume will increase following the consolidation of Grupo Imsa. Excluding this effect, Ternium expects sales volume to decrease slightly in the near term from second quarter 2007 levels. This is due mainly to an expected decrease in production levels resulting from maintenance work carried out in July 2007 at one of Ternium's blast furnaces in the South & Central America Region, as well as from the revamping of one of the Company's hot roll mills in the North America Region that is expected to increase the mill's production capacity.

     The aforementioned maintenance work and revamping are expected to increase maintenance costs and related expenses in the near term from second quarter 2007 levels. Labor costs at Sidor also could increase as a result of negotiations currently underway for a new, two-year collective bargaining agreement.

     Demand and prices in the North American market have been softening as a result of a slowdown in the construction sector. However, inventory levels are normalizing and Ternium does not expect major changes in the near future. Steel prices in the South & Central America Region should remain relatively stable, although steel prices in the Venezuelan local market could change as a result of Ternium's ongoing negotiations with the Venezuelan Government.

    Analysis of Second Quarter 2007 Results

     Net income attributable to the Company's equity holders for the second quarter 2007 was US$236.9 million, compared with US$232.6 million in the second quarter 2006. Including minority interest, net income for the second quarter 2007 was US$315.0 million, compared with US$289.2 million in the second quarter 2006. Earnings per ADS for the second quarter 2007 were US$1.18, compared with US$1.16 in the second quarter 2006.

     Net sales for the second quarter 2007 increased 15% to US$2.0 billion compared with the same period in 2006. This was due mainly to higher prices across most markets and higher shipments in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments of flat and long products reached 2.6 million tons during the second quarter 2007, an increase of 6% compared to shipment levels in the second quarter 2006. Revenue per ton shipped increased 9% to US$741 in the second quarter 2007 versus the same quarter in 2006.

                 Net Sales            Shipments        Revenue / ton
               (million US$)       (thousand tons)       (US$/ton)
            2Q 2007 2Q 2006 Dif. 2Q 2007 2Q 2006 Dif.  2Q    2Q   Dif.
                                                       2007  2006

  South &
   Central
   America    960.6   775.3  24% 1,251.5 1,161.9   8%   768   667  15%
  North
   America    486.7   520.4  -6%   598.0   656.2  -9%   814   793   3%
  Europe &
   other       74.5     8.0 835%   111.0    15.9 598%   671   501  34%
            ------- ------- ---- ------- ------- ---- ----- ----- ----
Total flat
 products   1,521.8 1,303.6  17% 1,960.4 1,834.1   7%   776   711   9%

  South &
   Central
   America    198.6   130.8  52%   320.1   237.3  35%   621   551  13%
  North
   America    182.6   211.9 -14%   286.4   341.5 -16%   638   620   3%
            ------- ------- ---- ------- ------- ---- ----- ----- ----
Total long
 products     381.3   342.7  11%   606.5   578.8   5%   629   592   6%

Total flat
 and long
 products   1,903.1 1,646.3  16% 2,567.0 2,412.9   6%   741   682   9%

Other
 products
 (1)           57.9    61.4  -6%
            ------- ------- ----

Total Net
 Sales      1,961.1 1,707.7  15%
(1) Includes iron ore and pig iron.


     Sales of flat products during the second quarter 2007 totaled US$1.5 billion, an increase of 17% compared with the same quarter in 2006. This was the result of higher prices across most markets and higher shipments in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments of flat products totaled 2.0 million tons in the second quarter 2007, an increase of 7% compared with the same period in 2006. Revenue per ton shipped increased 9% to US$776 in the second quarter 2007 compared with the same period in 2006.

     Sales of long products were US$381.3 million during the second quarter 2007, an increase of 11% compared to the same period in 2006, due to higher prices across most markets and higher shipments in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments totaled 607,000 tons in the second quarter 2007, representing a 5% increase versus the same quarter in 2006. Revenue per ton shipped increased 6% to US$629 in the second quarter 2007 over the second quarter 2006, despite the fact that revenue per ton was lower year-over-year in certain North American markets that had experienced exceptionally tight supply/demand conditions during the second quarter 2006.

     Sales of other products totaled US$57.9 million during the second quarter 2007, compared to US$61.4 million in the same period in 2006.

     Flat and long product sales in the South & Central America Region were US$1.2 billion during the second quarter 2007, an increase of 28% versus the same period in 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 1.6 million tons during the second quarter 2007, or 12% higher than in the second quarter 2006, due to an increase in the demand. Revenue per ton shipped in the region increased 14% to US$738 in the second quarter 2007 over the same quarter in 2006, mainly due to higher prices and a higher value added mix of sales.

     Sales of flat and long products in the North America Region were US$669.3 million in the second quarter 2007, a decrease of 9% versus the same period in 2006, mainly due to lower shipments, partially offset by slightly higher prices. Shipments in the region totaled 884,000 tons during the second quarter 2007, or 11% lower than the same period in 2006. Revenue per ton shipped in the region increased 3% to US$757 in the second quarter 2007 over the same quarter in 2006, despite the fact that revenue per ton was lower year-over-year in certain long product markets that had experienced exceptionally tight supply/demand conditions during the second quarter 2006.

     Cost of sales totaled US$1.3 billion in the second quarter 2007, or 67% of net sales, compared to US$1.1 billion, or 63% of net sales, in the second quarter 2006. The higher year-over-year cost of sales was due mainly to an increase in shipments volume and a higher value added mix of sales, higher raw material and labor costs and higher amortizations mainly as a result of new acquisitions and assessments of useful life.

     Prices for iron ore supplies to the Argentine and Venezuelan operations were higher during the second quarter 2007 than they were in the same period in 2006. Second quarter scrap and zinc prices also increased year-over-year.

     Natural gas and electricity costs were higher in Mexico and Venezuela during the second quarter 2007 compared to the same period in 2006. Labor costs in Mexico, Argentina and Venezuela increased year-over-year during the second quarter 2007.

     Selling, general and administrative (SG&A) expenses in the second quarter 2007 were US$198.3 million, or 10% of net sales, compared with US$155.1 million, or 9% of net sales, in the second quarter 2006. The increase in SG&A was due mainly to higher freight expenses related to a higher level of shipments and a year-over-year increase in labor costs in Mexico, Argentina and Venezuela.

     Operating income in the second quarter 2007 was US$450.6 million, or 23% of net sales, compared with US$476.7 million, or 28% of net sales, in the second quarter 2006.

     EBITDA(1) in the second quarter 2007 was US$580.8 million, or 30% of net sales, compared with US$582.2 million, or 34% of net sales, in the second quarter 2006. Equity holders' EBITDA in the second quarter 2007 was 65% of EBITDA.

     Net financial expenses totaled US$86.9 million in the second quarter 2007, compared with US$108.2 million in the same period in 2006. This reduction was mainly due to a US$17.8 million decrease in net interest expense, which was primarily associated with a reduction in net debt, and a US$4.6 million decrease in the excess cash distribution related to Sidor's participation accounts.

     Sidor's excess cash distribution related to the participation account was US$173.0 million in the second quarter 2007 compared with US$184.4 million in the second quarter 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$69.7 million in the second quarter 2007, compared with expenses of US$74.2 million in the same period in 2006.

     Income tax expense for the second quarter 2007 was US$48.3 million, or 13% of income before income tax and minority interest, compared with US$80.2 million, or 22% of income before income tax and minority interest, in the second quarter 2006. The lower expense in the second quarter 2007 was mainly related to a lower gain at the North America Region.

     Income attributable to minority interest for the second quarter 2007 was US$78.0 million, compared with US$56.6 million in the second quarter 2006. The year-over-year increase was due mainly to higher income attributable to minority interest in Sidor, partially offset by a reduction in minority interest in Siderar on account of Ternium's acquisition of an additional 4.85% stake in Siderar in December 2006.

     Cash Flow and Liquidity

     Net cash provided by operating activities in the second quarter 2007 was US$366.8 million. Capital expenditures in the second quarter 2007 were US$94.6 million, compared to US$96.3 million in the second quarter 2006. Investments during the second quarter 2007 were made mainly for the upgrading of the hot strip mill in Mexico, the construction of new coking facilities in Argentina and the construction of a new ladle furnace in Venezuela. Net cash used in financing activities during the second quarter 2007 was US$516.2 million, of which US$396.1 million were net reductions in borrowings, US$100.2 million was Ternium's annual dividend payment and US$19.9 million was Siderar's annual dividend payment to minority shareholders.

     Ternium's net cash position (cash and cash equivalents and other current investments less borrowings) increased by US$139.3 million during the second quarter 2007 to US$163.5 million as of June 30, 2007, compared to net debt of US$413.7 million as of December 31, 2006. Total financial debt was US$567.3 million as of June 30, 2007, compared to US$1.1 billion as of December 31, 2006.

     To finance the Grupo Imsa transaction consummated on July 26, 2007, partially refinance existing debt and pay associated taxes and expenses, Ternium and certain of its Mexican subsidiaries (including Grupo Imsa) are or will become parties to syndicated term loan facilities in the aggregate principal amount of up to US$3.8 billion.

     Analysis of First Half 2007 Results

     Net income attributable to the Company's equity holders for the first half ended June 30, 2007 was US$459.1 million, compared with US$397.6 million for the first half ended June 30, 2006. Including minority interest, net income for the first half 2007 was US$566.6 million, compared with US$483.7 million for the first half 2006. Earnings per ADS were US$2.29 in the first half 2007.

     Net sales for the first half 2007 increased 16% to US$3.8 billion, compared with the same period in 2006, mainly due to higher demand and prices in the South & Central America Region. Shipments of flat and long products reached 5.1 million tons during the first half 2007, an increase of 9% compared to shipment levels in the first half 2006. Revenue per ton shipped increased 7% to US$721 in the first half 2007 versus the same period in 2006.

                 Net Sales            Shipments        Revenue / ton
               (million US$)       (thousand tons)       (US$/ton)
            1H 2007 1H 2006 Dif. 1H 2007 1H 2006 Dif.  1H    1H   Dif.
                                                       2007  2006

  South &
   Central
   America  1,782.4 1,467.8  21% 2,363.3 2,207.2   7%   754   665  13%
  North
   America  1,009.2 1,011.4   0% 1,296.4 1,298.6   0%   779   779   0%
  Europe &
   other      123.1    22.5 447%   193.7    42.5 356%   636   530  20%
            ------- ------- ---- ------- ------- ---- ----- ----- ----
Total flat
 products   2,914.8 2,501.8  17% 3,853.3 3,548.3   9%   756   705   7%

  South &
   Central
   America    363.5   252.3  44%   612.9   474.7  29%   593   531  12%
  North
   America    375.5   373.3   1%   599.7   638.0  -6%   626   585   7%
            ------- ------- ---- ------- ------- ---- ----- ----- ----
Total long
 products     739.0   625.6  18% 1,212.6 1,112.6   9%   609   562   8%

Total flat
 and long
 products   3,653.8 3,127.3  17% 5,065.9 4,660.9   9%   721   671   7%

Other
 products
 (1)          105.6   111.3  -5%
            ------- ------- ----

Total Net
 Sales      3,759.4 3,238.7  16%
(1) Includes iron ore and pig iron.


     Sales of flat products during the first half 2007 totaled US$2.9 billion, an increase of 16% compared with the same period in 2006. This was the result mainly of higher demand and prices in the South & Central America Region. Shipments totaled 3.9 million tons in the first half 2007, an increase of 9% compared with the same period in 2006. Revenue per ton shipped increased 7% to US$756 in the first half 2007 compared with the same period in 2006.

     Sales of long products were US$739.0 million during the first half 2007, an increase of 18% compared to the same period in 2006. This was due to higher prices across most markets and higher shipments in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments totaled 1.2 million tons in the first half 2007, representing a 9% increase versus the same period in 2006. Revenue per ton shipped increased 8% to US$609 in the first half 2007 over the first half 2006.

     Sales of other products totaled US$105.6 million during the first half 2007 compared to US$111.3 million during the same period in 2006.

     Flat and long product sales in the South & Central America Region were US$2.1 billion during the first half 2007, an increase of 25% versus the same period in 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 3.0 million tons during the first half 2007, or 11% higher than in the first half 2006, due to an increase in demand. Revenue per ton shipped in the region increased 12% to US$721 in the first half 2007 over the same period in 2006, mainly due to higher prices and a higher value added mix of sales.

     Sales of flat and long products in the North America Region totaled US$1.4 billion in the first half 2007, a level similar to that achieved during the same period in 2006. This was due mainly to lower volumes offset by higher prices. Shipments in the region totaled 1.9 million tons during the first half 2007, or 2% lower than during the same period in 2006. Revenue per ton shipped in the region increased 2% to US$730 in the first half 2007 over the same period in 2006.

     Cost of sales totaled US$2.5 billion in the first half 2007, or 67% of net sales, compared to US$2.1 billion, or 64% of net sales, in the first half 2006. The higher year-over-year cost of sales was due mainly to an increase in shipments volume and a higher value added mix of sales, higher raw material and labor costs and higher amortizations mainly as a result of new acquisitions and assessments of useful life.

     Prices for iron ore supplies to the Argentine and Venezuelan operations were higher during the first half 2007 than they were in the same period in 2006. Scrap and zinc prices also increased year-over-year.

     Natural gas and electricity costs were stable in Mexico during the first half 2007 compared to the same period in 2006, while they increased year-over-year in Venezuela. Labor costs in Mexico, Argentina and Venezuela increased during the first half 2007 versus the comparable period the prior year.

     SG&A expenses in the first half 2007 were US$362.8 million, or 10% of net sales, compared with US$306.1 million, or 10% of net sales, in the first half 2006. The increase in the SG&A dollar figure was due mainly to higher freight expenses related to the higher level of shipments and the year-over-year increase in labor costs in Mexico, Argentina and Venezuela.

     Operating income in the first half 2007 was US$866.0 million, or 23% of net sales, compared with US$869.2 million, or 27% of net sales, in the first half 2006.

     EBITDA(2) in the first half 2007 was US$1.1 billion, or 30% of net sales, compared to US$1.1 billion, or 33% of net sales, in the first half 2006. Equity holders' EBITDA in the first half 2007 was 66% of EBITDA.

     Net financial expenses totaled US$169.2 million in the first half 2007, compared with US$231.7 million in the same period in 2006. This reduction was due mainly to a US$33.9 million decrease in net interest expense, which was primarily associated with a reduction in net debt, and a gain of US$19.7 million associated with changes in the fair value of some derivative instruments entered into by Ternium related to energy prices and interest rates fluctuations.

     Sidor's excess cash distribution related to the participation account was US$398.2 million in the first half 2007, compared with US$391.2 million in the first half 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$160.4 million in the first half 2007, compared with expenses of US$157.5 million in the same period in 2006.

     Income tax expense for the first half 2007 was US$128.9 million, or 19% of income before income tax and minority interest, compared with US$152.8 million, or 24% of income before income tax and minority interest, in the first half 2006.

     Income attributable to minority interest for the first half 2007 was US$107.5 million, compared with US$86.1 million in the first half 2006. The year-over-year increase was due mainly to higher income attributable to minority interest in Sidor, partially offset by a reduction in minority interest in Siderar on account of Ternium's acquisition of an additional 4.85% stake in Siderar in December 2006.

     Forward-Looking Statements

     Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

     About Ternium

     Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available at www.ternium.com.

Consolidated income statement
   US$ million      2Q 2007  2Q 2006  Dif.    1H 2007  1H 2006  Dif.

  Net sales          1,961.1  1,707.7  253.4   3,759.4  3,238.7  520.7
  Cost of sales    (1,308.7)(1,075.7)(233.0) (2,532.6)(2,065.4)(467.3)
                   ------------------------- -------------------------
Gross profit           652.3    632.0   20.4   1,226.7  1,173.3   53.4
  Selling, general
   and
   administrative
   expenses          (198.3)  (155.1) (43.2)   (362.8)  (306.1) (56.7)
  Other operating
   (expenses)/
  income, net          (3.4)    (0.2)  (3.2)       2.1      2.0    0.2
                   ------------------------- -------------------------
Operating income       450.6    476.7 (26.1)     866.0    869.2  (3.2)

  Interest expense    (12.9)   (29.7)   16.8    (29.9)   (64.0)   34.2
  Interest income       14.0     13.0    1.0      24.8     25.1  (0.3)
  Other financial
   expenses, net      (88.1)   (91.5)    3.5   (164.2)  (192.9)   28.7

  Equity in
   (losses)/
  earnings of
   associated
   companies           (0.4)      0.9  (1.3)     (1.4)    (0.9)  (0.5)
                   ------------------------- -------------------------
Income before
 income tax
 expense               363.3    369.4  (6.1)     695.5    636.6   58.9
  Income tax
   expense            (48.3)   (80.2)   31.8   (128.9)  (152.8)   24.0
Net income for the
 period                315.0    289.2   25.8     566.6    483.7   82.9

Attributable to:
  Equity holders
   of the Company      236.9    232.6    4.3     459.1    397.6   61.4
  Minority
   interest             78.0     56.6   21.4     107.5     86.1   21.4
                   ------------------------- -------------------------
                       315.0    289.2   25.8     566.6    483.7   82.9

Consolidated balance sheet
            US$ million               June 30,2007  December 31, 2006
  Property, plant and equipment, net        5,361.9            5,420.7
  Intangible assets, net                      560.0              551.6
  Investments in associated
   companies                                   49.8               16.3
  Other investments, net                       13.6               13.4
  Deferred tax assets                          34.5               36.4
  Receivables, net                             66.5               78.9
                                     -------------- ------------------
Total non-current assets                    6,086.2            6,117.3
  Receivables                                 152.2              175.8
  Derivative financial instruments              1.4                7.9
  Inventories, net                          1,215.9            1,241.3
  Trade receivables, net                      729.3              577.9
  Cash and cash equivalents                   730.8              643.4
                                     -------------- ------------------
Total current assets                        2,829.6            2,646.2
Non-current assets classified as
 held for sale                                  7.2                7.0
                                     -------------- ------------------
Total assets                                8,923.0            8,770.5
Shareholders' equity                        4,123.6            3,757.6
Minority interest in subsidiaries           1,815.3            1,729.6
Minority interest & shareholders'
 equity                                     5,938.9            5,487.1
  Provisions                                   65.5               60.5
  Deferred income tax                         952.2              985.2
  Other liabilities                           308.2              274.6
  Trade payables                                7.1                7.2
  Borrowings                                  199.5              548.4
                                     -------------- ------------------
Total non-current liabilities               1,532.5            1,875.9
  Current tax liabilities                     122.7              103.2
  Other liabilities                           190.3              158.4
  Trade payables                              770.6              621.8
  Derivative financial instruments              0.2               15.5
  Borrowings                                  367.8              508.7
                                     -------------- ------------------
Total current liabilities                   1,451.6            1,407.5
                                     -------------- ------------------
Total liabilities                           2,984.1            3,283.4
Total liabilities, minority interest
 & shareholders' equity                     8,923.0            8,770.5

Consolidated cash flow statement
       US$ million           2Q     2Q     Dif.    1H     1H     Dif.
                             2007   2006           2007   2006

   Net income for the
    period                   315.0  289.2   25.8   566.6  483.7   82.9
   Adjustments for:
       Depreciation and
        amortization         130.2  105.5   24.7   245.5  211.8   33.7
       Income tax accruals
        less payments       (91.6)  (7.4) (84.2)  (33.6)    3.5 (37.1)
       Equity in losses of
        associated
        companies              0.4  (0.9)    1.3     1.4    0.9    0.5
       Interest accruals
        less payments          2.9   17.8 (14.9)   (1.8)    1.9  (3.7)
   Changes in provisions     (2.9)   13.6 (16.4)   (6.2)   25.0 (31.2)
   Changes in working
    capital                  (3.4) (71.4)   68.1   107.0 (84.0)  191.0
   Others                     16.2    9.5    6.7    18.3   10.0    8.3
                           --------------------- ---------------------

 Net cash provided by
  operating activities       366.8  355.8   11.1   897.1  652.8  244.3

   Capital expenditures     (94.6) (96.3)    1.6 (197.0)(186.3) (10.8)
   Change in trust funds         -    5.2  (5.2)       -    5.2  (5.2)
   Acquisition of business
    (1)                      (0.1) (47.9)   47.7   (0.1)(103.1)  102.9
   Proceeds from sale of
    property, plant &
    equipment                  1.2    0.0    1.2     6.4    0.6    5.9
                           --------------------- ---------------------

 Net cash used in
  investing activities      (93.5)(138.9)   45.4 (190.7)(283.6)   92.8

   Dividends paid in cash
    and other
    distributions to
    company's equity
    shareholders           (100.2)      -(100.2) (100.2)      -(100.2)
   Dividends paid in cash
    and other
    distributions to
    minority shareholders   (19.9) (27.2)    7.3  (19.9) (27.2)    7.3
   Net proceeds from
    Initial Public
    Offering                     -      -      -       -  525.0(525.0)
   Contributions from
    shareholders                 -      -      -       -    3.1  (3.1)
   Proceeds from
    borrowings                72.1   25.2   47.0   192.3   36.5  155.7
   Repayment of borrowings (468.2)(201.4)(266.8) (680.7)(754.8)   74.1
                           --------------------- ---------------------

 Net cash used in
  financing activities     (516.2)(203.4)(312.8) (608.6)(217.4)(391.2)

 Increase in cash and cash
  equivalents              (242.9)   13.4(256.3)    97.8  151.9 (54.0)
(1) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006 and to the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006.

                              Shipments
        Thousand tons          2Q 2007 2Q 2006 1Q 2007 1H 2007 1H 2006

  South & Central America      1,251.5 1,161.9 1,111.8 2,363.3 2,207.2
  North America                  598.0   656.2   698.4 1,296.4 1,298.6
  Europe & other                 111.0    15.9    82.7   193.7    42.5
                               ------- ------- ------- ------- -------
Total flat products            1,960.4 1,834.1 1,892.9 3,853.3 3,548.3
  South & Central America        320.1   237.3   292.8   612.9   474.7
  North America                  286.4   341.5   313.3   599.7   638.0
                               ------- ------- ------- ------- -------
Total long products              606.5   578.8   606.1 1,212.6 1,112.6
Total flat and long products   2,567.0 2,412.9 2,498.9 5,065.9 4,660.9

                            Revenue / ton
           US$/ton             2Q 2007 2Q 2006 1Q 2007 1H 2007 1H 2006

  South & Central America          768     667     739     754     665
  North America                    814     793     748     778     779
  Europe & other                   671     501     589     636     530
                               ------- ------- ------- ------- -------
Total flat products                776     711     736     756     705
  South & Central America          621     551     563     593     531
  North America                    638     620     616     626     585
                               ------- ------- ------- ------- -------
Total long products                629     592     590     609     562
Total flat and long products       741     682     701     721     671

                              Net Sales
         US$ million           2Q 2007 2Q 2006 1Q 2007 1H 2007 1H 2006

South & Central America          960.6   775.3   821.8 1,782.4 1,467.8
North America                    486.7   520.4   522.5 1,009.2 1,011.4
Europe & other                    74.5     8.0    48.7   123.1    22.5
                               ------- ------- ------- ------- -------
Total flat products            1,521.8 1,303.6 1,392.9 2,914.8 2,501.8
South & Central America          198.6   130.8   164.9   363.5   252.3
North America                    182.6   211.9   192.9   375.5   373.3
                               ------- ------- ------- ------- -------
Total long products              381.3   342.7   357.7   739.0   625.6
                               ------- ------- ------- ------- -------
Total flat and long products   1,903.1 1,646.3 1,750.7 3,653.8 3,127.3
Other products (1)                57.9    61.4    47.6   105.6   111.3
                               ------- ------- ------- ------- -------
Total net sales                1,961.1 1,707.7 1,798.3 3,759.4 3,238.7
(1) Includes iron ore and pig iron

    (1) EBITDA equals operating income of US$450.6 million plus depreciation and amortization of US$130.2 million.

    (2) EBITDA equals operating income of US$866.0 million plus depreciation and amortization of US$245.5 million.


     CONTACT: Ternium S.A.
              Investor Relations:
              Sebastian Marti, +1 (866) 890 0443 or
              +52 (81) 8865 2111 or +54 (11) 4018 2389
              www.ternium.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing second quarter and first half 2007 results.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                          By: /s/ Daniel Novegil
    --------------------                              ------------------
Name: Roberto Philipps                            Name: Daniel Novegil
Title: Chief Financial Officer                    Title: Chief Executive Officer


Dated: August 2, 2007